                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2000
                        -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to
                               -----------------------      -------------------

Commission file Number   0-10535
                       -----------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          CITIZENS BANKING CORPORATION
                          AMENDED AND RESTATED SECTION
                                   401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CITIZENS BANKING CORPORATION
                           One Citizens Banking Center
                            328 South Saginaw Street
                              Flint, Michigan 48502

                          Citizens Banking Corporation

                               Index to Form 11-K

FINANCIAL INFORMATION
   Financial Statements and Supplemental Schedule for Citizens Banking
     Corporation's Amended And Restated Section 401(k) Plan ............................................... 3

SIGNATURES ................................................................................................16

EXHIBIT INDEX .............................................................................................17

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Citizens Banking Corporation Amended and Restated Section 401(k) Plan

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2000 and 1999





                                    CONTENTS

Report of Independent Auditors...............................................................................1

Financial Statements

Statements of Assets Available for Benefits..................................................................2
Statements of Changes in Assets Available for Benefits.......................................................3
Notes to Financial Statements................................................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............................................9

                         Report of Independent Auditors

Administrative Committee
Citizens Banking Corporation Amended
   and Restated Section 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 2000 and 1999, and for the related statements of changes in assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP


June 25, 2001

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                   Statements of Assets Available for Benefits



                                                                                         DECEMBER 31
                                                                                2000                    1999
                                                                       ------------------------------------------------
ASSETS
Investments at fair value:
   Common stock:
     Citizens Banking Corporation                                           $ 57,738,187            $ 34,896,569
   Mutual funds                                                               80,434,981              66,437,991
   Money market account                                                        5,217,709               3,412,105
   Loans to participants                                                       3,327,833               3,247,095
                                                                       ------------------------------------------------
Total investments                                                            146,718,710             107,993,760

Receivables:
   Contributions - Employer                                                      120,350                  90,334
   Contributions - Employee                                                      222,384                 244,625
                                                                       ------------------------------------------------
                                                                                 342,734                 334,959

                                                                       ------------------------------------------------
Assets available for benefits                                               $147,061,444            $108,328,719
                                                                       ================================================

See accompanying notes.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

             Statements of Changes in Assets Available for Benefits


                                                                                         DECEMBER 31
                                                                                 2000                    1999
                                                                       ------------------------------------------------
ADDITIONS
Investments income:
   Dividends:
     Citizens Banking Corporation                                         $    1,939,117            $    1,413,602
     Other                                                                     6,906,331                 3,987,570
   Interest income                                                               341,677                   157,481
                                                                       ------------------------------------------------
Total investment income                                                        9,187,125                 5,558,653

Contributions:
   Employer                                                                    3,413,685                 2,321,836
   Employee                                                                    6,900,747                 6,540,806
                                                                       ------------------------------------------------
                                                                              10,314,432                 8,862,642

Transfers from other plans (Note 3)                                           28,771,209                         -

DEDUCTIONS
Benefit payments to participants                                             (12,241,553)              (15,594,673)
Management fees                                                                  (64,486)                  (18,662)
                                                                       ------------------------------------------------
                                                                             (12,306,039)              (15,613,335)

Net realized and unrealized appreciation
   (depreciation) in fair value of investments                                 2,765,998                (6,968,514)
                                                                       ------------------------------------------------
Net increase (decrease)                                                       38,732,725                (8,160,554)
Assets available for benefits at beginning of year                           108,328,719               116,489,273
                                                                       ------------------------------------------------
Assets available for benefits at end of year                              $  147,061,444            $  108,328,719
                                                                       ================================================

See accompanying notes.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2000 and 1999

1. DESCRIPTION OF THE PLAN

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plans provisions.

The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the "Plan") is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the "Corporation") and its banking subsidiaries including salaried employees and hourly employees with over 1,000 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants may contribute on a before-tax basis up to 15% of their annual compensation (not to exceed $10,500 in 2000 and $10,000 in 1999) and on an after-tax basis up to 10% of their compensation.

The Corporation will match the participant's pre-tax contribution up to 6% of the participant's compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pre-tax salary deferral and 50% on the next 3% of pre-tax salary deferral, for a total of a 75% match on a 6% pre-tax salary deferral. In addition, a retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against any monies residing in this account.

Participants are immediately vested in their contributions and the Corporations matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

Participants may borrow from their fund accounts a minimum of $2,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of his or her account.

All administrative costs of the plan are paid by the Corporation.

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The participants loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)


3. PLAN MERGER

Effective January 1, 2000, $28,771,209 which represented all remaining net assets of three former F&M Bank Plans, was transferred to the Citizens Banking Corporation Amended and Restated Section 401(k) Plan, at that time the three former F&M Bank Plans merged out of existence. The three plans included $25,575,883 of the former F&M Employees Retirement Savings Plan and Trust, $3,018,933 of the former F&M Bank Woodruff Employee Stock Ownership Plan and Trust, and $176,393 of the former Community Bank of Elkhorn 401(k) Profit and Sharing Plan.

4. INVESTMENTS

During the years ended December 31, 2000 and 1999, the Plans investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                 NET REALIZED AND UNREALIZED APPRECIATION
                                                       (DEPRECIATION) IN FAIR VALUE
                                                          YEAR ENDED DECEMBER 31
                                                        2000                   1999
                                                --------------------------------------------
 Common stock:
   Citizens Banking Corporation                      $ 15,511,382      $  (20,106,500)
   Mutual funds                                       (12,745,384)         13,137,986
                                                --------------------------------------------
                                                     $  2,765,998      $   (6,968,514)
                                                ============================================

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)



4. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plans assets are as follows:

                                                                    DECEMBER 31
                                                             2000                  1999
                                                    -------------------------------------------
Citizens Banking Corporation Stock                       $57,738,187             $34,896,569
Invesco Small Company Growth                                       *               5,633,057
Invesco Balanced                                          24,829,673              20,780,751
Golden Oak Value Portfolio Fund                            7,498,904               7,189,798
Golden Oak Diversified Growth Fund                        10,104,444               9,491,722
Golden Oak Intermediate Income Fund                                *               5,931,834
Janus Overseas                                            10,548,100              11,560,616

*Investment does not represent 5% or more of fair value of the Plans assets.

The Plan invests certain fund assets in the Golden Oak series of mutual funds. Citizens Bank, a subsidiary of Citizens Banking Corporation, serves as the investment advisor to these funds. The mutual fund portfolios were established pursuant to the provisions of the Investment Company Act of 1940. Investments within these portfolios were made in accordance with the applicable Department of Labor rules and regulations concerning the investment of qualified plan assets into mutual funds wherein the investment advisor to the portfolio is a party-in-interest with respect to the plan.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan
                   Notes to Financial Statements (continued)


4. INVESTMENT (CONTINUED)

The following is a summary of transactions (at cost) with parties-in-interest:

                             CITIZENS
                              BANKING       GOLDEN OAK      GOLDEN        GOLDEN OAK                     GOLDEN OAK    GOLDEN OAK
                              CORP.           PRIME        OAK VALUE      DIVERSIFIED     GOLDEN OAK       SMALL      INTERNATIONAL
                             COMMON         OBLIGATION     PORTFOLIO        GROWTH       INTERMEDIATE     CAPITAL      EQUITY FUND
                              STOCK          CLASS A          FUND           FUND         INCOME FUND       FUND
                           -------------------------------------------------------------------------------------------------------
BALANCE AT
  JANUARY 1, 1999          $21,858,870    $3,221,508      $2,032,541   $ 1,489,523      $14,152,929
TRANSFER TO INVESCO        (21,858,870)   (3,211,508)     (2,032,541)   (1,489,523)     (14,152,929)
PURCHASES IN 1999           29,535,042     4,182,819       8,011,534     9,116,312        6,872,630    $3,967,651
SALES IN 1999                1,564,069       770,714         748,888       628,514          851,882       489,730
                           -------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1999         27,970,973     3,412,105       7,262,646     8,487,798        6,020,748     3,477,921      $       -
                           -------------------------------------------------------------------------------------------------------
TRANSFERS
FROM
OTHER PLAN                   7,657,529     2,128,369          22,403     1,683,134                -       804,931              -
PURCHASES IN 2000            8,014,401     4,262,690       2,065,482     5,427,238        1,322,215     1,398,843        145,681
SALES IN 2000                8,600,071     4,585,455       1,480,863     1,938,035        1,723,830       912,291          3,030
                           -------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 2000        $35,042,832    $5,217,709      $7,869,668   $13,660,135      $ 5,619,133   $4,769,404       $ 142,651
                           =======================================================================================================

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 25, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                            Employer ID #38-2378932
                                   Plan #002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000


                                                    DESCRIPTION OF INVESTMENT INCLUDING
              IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,                          CURRENT
                LESSOR OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE         COST              VALUE
------------------------------------------------------------------------------------------------------------------------------
Common Stocks:
* Citizens Banking Corporation                            1,986,728 Shares                                    $    57,738,187
                                                                                                            ------------------
Total common stock                                                                                                 57,738,187

Mutual Funds:
   * Golden Oak Diversified Growth Fund                     825,527 Units                                          10,104,444
   * Golden Oak Intermediate Income Fund                    588,222 Units                                           5,782,222
   * Golden Oak Value Portfolio Fund                        804,603 Units                                           7,498,904
   * Golden Oak Small Capital Fund                          464,485 Units                                           5,420,534
   * Golden Oak International Equity Fund                    15,970 Units                                             137,658
   Invesco Blue Chip Growth Fund                            397,731 Units                                           2,048,317
   Invesco Select Income Fund                                68,562 Units                                             406,573
   Invesco Small Company Growth                             463,236 Units                                           7,110,666
   Invesco Balanced                                       1,472,697 Units                                          24,829,673
   SSGA S&P 500 Index                                       300,087 Units                                           6,547,890
   Janus Overseas                                           397,442 Units                                          10,548,100
                                                                                                            ------------------
Total Mutual Funds                                                                                                 80,434,981

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                            Employer ID #38-2378932
                                   Plan #002

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

                               December 31, 2000


                                              DESCRIPTION OF INVESTMENT INCLUDING
     IDENTITY OF ISSUE, BORROWER,               MATURITY DATE, RATE OF INTEREST,                                     CURRENT
       LESSOR OR SIMILAR PARTY                 COLLATERAL, PAR OR MATURITY VALUE                COST                  VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Money Market Accounts:
* Golden Oak Prime Obligation Class A         5,217,709                                                             $    5,217,709
                                                                                                               --------------------
Total Money Market Accounts                                                                                              5,217,709
Participant loans                             Interest rate range:  7.0% - 10.5%;
Mutual Funds:                                   With various maturity dates.              $                  -           3,327,833
                                                                                          =====================--------------------
                                                                                                                      $146,718,710
                                                                                                               ====================

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 25, 2001                    /s/Gary P. Drainville
    ---------------------------        -----------------------------------
                                       Gary P. Drainville
                                       Chairman, Pension/401(k) Administration
                                       Committee

                                        /s/Kurt A. Schulze
                                       -----------------------------------
                                       Kurt A. Schulze
                                       Secretary, Pension/401(k) Administration
                                       Committee

                          Citizens Banking Corporation

                                  EXHIBIT INDEX

                   (FILED AS PART OF THIS REPORT ON FORM 11-K)

  Exhibit                                                                                         Form 11-K
    No.                                           Exhibit                                          Page No.
----------   --------------------------------------------------------------------------------  --------------

   23             Consent of Independent Accountant                                                18